FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of June 2020

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku , Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Takeda Announces Pricing of its Unsecured U.S. Dollar-Denominated Senior Notes and Unsecured Euro-Denominated Senior Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 30, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Better Health, Brighter Future

News Release

Takeda Announces Pricing of its Unsecured U.S. Dollar-Denominated Senior Notes

and Unsecured Euro-Denominated Senior Notes

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Osaka, Japan, June 30, 2020 —- Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE:TAK) (“Takeda”) announces that it has determined the pricing of its unsecured U.S. dollar-denominated senior notes and unsecured euro-denominated senior notes (collectively, the “Notes”), as outlined below. The offerings are being made pursuant to Takeda’s shelf registration statement on Form F-3 (File No. 333-239409) filed with the Securities and Exchange Commission on June 24, 2020 and supplements to the base prospectus therein.

The Notes will be direct, unsecured and unsubordinated general obligations of Takeda and will have the same rank in liquidation as all of Takeda’s other unsecured and unsubordinated debt. Takeda intends to use the proceeds from the offerings of the Notes to prepay borrowings of U.S$3,250.0 million and €3,018.7 million that remain outstanding under a syndicated term loan of U.S.$7,500.0 million equivalent and that were incurred in connection with the acquisition of Shire plc in 2019, and other outstanding borrowings that Takeda may decide to repay prior to their maturities. The remaining proceeds will be used for general corporate purposes.

1 . Outline of the Unsecured USD Denominated Senior Notes

(1) Unsecured U.S. Dollar-Denominated Senior Notes Due 2030

(a) Issue Amount	USD 2,500 million
(b) Coupon	2.050% per annum
(c) Issue Price	99.404% of the principal amount
(d) Maturity Date	March 31, 2030
(e) Issue Date	July 9, 2020
(f) Pledge	None
(g) Security	None
(h) Securities Exchange on which the notes will be listed	None

(2) Unsecured U.S. Dollar-Denominated Senior Notes Due 2040

(a) Issue Amount	USD 1,500 million
(b) Coupon	3.025% per annum
(c) Issue Price	99.300% of the principal amount
(d) Maturity Date	July 9, 2040
(e) Issue Date	July 9, 2020
(f) Pledge	None
(g) Security	None
(h) Securities Exchange on which the notes will be listed	None

(3) Unsecured U.S. Dollar-Denominated Senior Notes Due 2050

(a) Issue Amount	USD 2,000 million
(b) Coupon	3.175% per annum
(c) Issue Price	99.225% of the principal amount
(d) Maturity Date	July 9, 2050
(e) Issue Date	July 9, 2020
(f) Pledge	None
(g) Security	None
(h) Securities Exchange on which the notes will be listed	None

(4) Unsecured U.S. Dollar-Denominated Senior Notes Due 2060

(a) Issue Amount	USD 1,000 million
(b) Coupon	3.375% per annum
(c) Issue Price	99.225% of the principal amount
(d) Maturity Date	July 9, 2060
(e) Issue Date	July 9, 2020
(f) Pledge	None
(g) Security	None
(h) Securities Exchange on which the notes will be listed	None

2. Outline of the Unsecured EUR Denominated Senior Notes

(1) Unsecured Euro-Denominated Senior Notes Due 2027

(a) Issue Amount	EUR 750 million
(b) Coupon	0.750% per annum
(c) Issue Price	99.630% of the principal amount
(d) Maturity Date	July 9, 2027
(e) Issue Date	July 9, 2020
(f) Pledge	None
(g) Security	None
(h) Securities Exchange on which the notes will be listed	Application will be made to list the notes on the New York Stock Exchange

(2) Unsecured Euro-Denominated Senior Notes Due 2029

(a) Issue Amount	EUR 850 million
(b) Coupon	1.000% per annum
(c) Issue Price	99.403% of the principal amount
(d) Maturity Date	July 9, 2029
(e) Issue Date	July 9, 2020
(f) Pledge	None
(g) Security	None
(h) Securities Exchange on which the notes will be listed	Application will be made to list the notes on the New York Stock Exchange

(3) Unsecured Euro-Denominated Senior Notes Due 2032

(a) Issue Amount	EUR 1,000 million
(b) Coupon	1.375% per annum
(c) Issue Price	99.465% of the principal amount
(d) Maturity Date	July 9, 2032
(e) Issue Date	July 9, 2020
(f) Pledge	None
(g) Security	None
(h) Securities Exchange on which the notes will be listed	Application will be made to list the notes on the New York Stock Exchange

(4) Unsecured Euro-Denominated Senior Notes Due 2040

(a) Issue Amount	EUR 1,000 million
(b) Coupon	2.000% per annum
(c) Issue Price	98.650% of the principal amount
(d) Maturity Date	July 9, 2040
(e) Issue Date	July 9, 2020
(f) Pledge	None
(g) Security	None
(h) Securities Exchange on which the notes will be listed	Application will be made to list the notes on the New York Stock Exchange

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. The securities have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplements or the shelf registration statement or base prospectus.

About Takeda Pharmaceutical Company

Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.

For more information, visit https://www.takeda.com.

Media and Investor Contacts:

Takeda (Investor Relations)

Takashi Okubo

takeda.ir.contact@takeda.com

+81 3 3278 2306

Japanese Media

Kazumi Kobayashi

kazumi.kobayashi@takeda.com

+81 3 3278 2095

Media outside Japan

Emy Gruppo

emy.gruppo@takeda.com

+1 617 444 2252

Forward-Looking Statements

This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

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